UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Onyx Acquisition Co. I
(Name of Issuer)

Class A Ordinary Shares, $0.0001 par value per share
(Title of Class of Securities)

G6755Q125
(CUSIP Number)

November 3, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [X]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[   ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6755Q125	13G

1		NAME OF REPORTING PERSONS VR Global Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 ** (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0** (1)
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0** (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%** (1)
12		TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

(1)           Reflects current beneficial ownership of the Reporting Person.  See additional information regarding beneficial ownership contained in Item 4.

CUSIP No. G6755Q125	13G

1		NAME OF REPORTING PERSONS VR Advisory Services Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0** (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0** (1)
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0** (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0% ** (1)
12		TYPE OF REPORTING PERSON* CO, IA

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

(1)          Reflects current beneficial ownership of the Reporting Person.  See additional information regarding beneficial ownership contained in Item 4.

CUSIP No. G6755Q125	13G

1		NAME OF REPORTING PERSONS VR Capital Participation Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0** (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0** (1)
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0** (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0% ** (1)
12		TYPE OF REPORTING PERSON* CO, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

(1)           Reflects current beneficial ownership of the Reporting Person.  See additional information regarding beneficial ownership contained in Item 4.

CUSIP No. G6755Q125	13G

1		NAME OF REPORTING PERSONS VR Capital Group Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0** (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0** (1)
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0** (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0% ** (1)
12		TYPE OF REPORTING PERSON* CO, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

(1)          Reflects current beneficial ownership of the Reporting Person.  See additional information regarding beneficial ownership contained in Item 4.

CUSIP No. G6755Q125	13G

1		NAME OF REPORTING PERSONS VR Capital Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0** (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0** (1)
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0** (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0% ** (1)
12		TYPE OF REPORTING PERSON* CO, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

(1)          Reflects current beneficial ownership of the Reporting Person.  See additional information regarding beneficial ownership contained in Item 4.

CUSIP No. G6755Q125	13G

1		NAME OF REPORTING PERSONS Richard Deitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0** (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0** (1)
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0** (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0% ** (1)
12		TYPE OF REPORTING PERSON* IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

(1)           Reflects current beneficial ownership of the Reporting Person.  See additional information regarding beneficial ownership contained in Item 4.

SCHEDULE 13G

       This Schedule 13G (this “Schedule 13G”) relates to Class A Ordinary Shares, $0.0001 par value per share (“Common Stock”), of Onyx Acquisition Co. I, a Cayman Islands exempted company (the “Issuer”), and is being filed on behalf of (i) VR Global Partners, L.P. (the “Fund”), a Cayman Islands exempted limited partnership, (ii) VR Advisory Services Ltd (“VR”), a Cayman Island exempted company, as the general partner of the Fund, (iii) VR Capital Participation Ltd. (“VRCP”), a Cayman Islands exempted company, as the sole shareholder of VR, (iv) VR Capital Group Ltd. (“VRCG”), a Cayman Islands exempted company, as the sole shareholder of VRCP, (v) VR Capital Holdings Ltd. (“VRCH”), a Cayman Islands exempted company, as the sole shareholder of VRCG and (vi) Richard Deitz, the principal of VR, VRCP, VRCG, VRCH (collectively with the Fund, VR, VRCP, VRCG and VRCH, the “Reporting Persons”). All shares of Common Stock are held by the Fund.

Item 1(a)            Name of Issuer.

Onyx Acquisition Co. I (the “Issuer”)

Item 1(b)            Address of Issuer’s Principal Executive Offices.

104 5th Avenue, New York, New York 10011.

Item 2(a)             Name of Person Filing.

The Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	VR Global Partners, L.P. (the “Fund”);

(ii)	VR Advisory Services Ltd (“VR”);

(iii)	VR Capital Participation Ltd. (“VRCP”);

(iv)	VR Capital Group Ltd. (“VRCG”);

(v)	VR Capital Holdings Ltd. (“VRCH”); and

(vi)	Richard Deitz.

Item 2(b)            Address of Principal Business Office, or, if none, Residence.

For the Fund, VRCP, VRCG and VRCH:  c/o Intertrust (Cayman) Limited, One Nexus Way, Camana Bay, Grand Cayman, KY1-9005, Cayman Islands

For VR:  300 Park Avenue, Suite 1602, New York, New York, 10022, USA.

For Mr. Deitz:  Niddry Lodge, 51 Holland Street, First Floor, London W8 7JB, United Kingdom

Item 2(c)             Citizenship or Place of Organization.

(i)	The Fund is a Cayman Islands exempted limited partnership;

(ii)	VR is a Cayman Islands exempted company;

(iii)	VRCP is a Cayman Islands exempted company;

(iv)	VRCG is a Cayman Islands exempted company;

(v)	VRCH is a Cayman Islands exempted company; and

(vi)	Mr. Deitz is a United States citizen.

Item 2(d)             Title of Class of Securities.

 Class A Ordinary Shares, $0.0001 par value per share (the “Common Stock”).

Item 2(e)             CUSIP Number.

 G6755Q125

Item 3	If this statement is filed pursuant to §§240.13d‑1(b) or 240.13d‑2(b) or (c), check whether the person filing is a:
Covering VR, VRCP, VRCG, VRCH and Mr. Deitz:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[X]	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	[X]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4                  Ownership.

Items 5 through 9 and 11 of each of the cover pages to this Schedule 13G are incorporated herein by reference.

As of the date hereof, each of the Fund, VR, VRCP, VRCG, VRCH and Mr. Deitz may be deemed to beneficially own 0 shares of Common Stock of the Issuer, representing approximately 0% of the shares of Common Stock outstanding.

As of November 3, 2021, each of the Reporting Persons may have been deemed to have beneficially owned 1,800,000 shares of Common Stock of the Issuer, representing approximately 6.8% of the shares of Common Stock outstanding.  Such shares of Common Stock were acquired as part of units of the Issuer consisting of one share of Common Stock and one-half of a redeemable warrant to purchase a share of Common Stock, the terms of which are noted below. Each of the Fund, VR, VRCP, VRCG, VRCH and Mr. Deitz exited the whole position on November 3, 2021.

The above percentages are based on 26,450,000 shares of Common Stock of the Issuer outstanding as of November 5, 2021, as disclosed in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on November 8, 2021.

0 shares of Common Stock of the Issuer reported as beneficially owned herein are directly held by the Fund.  VR, as the general partner and investment adviser of the Fund, may be deemed to exercise voting and investment power over 0 shares of Common Stock held by the Fund.  VRCP, as the sole shareholder of VR, also may be deemed to beneficially own 0 shares of Common Stock held by the Fund.  VRCG, as the sole shareholder of VRCP, also may be deemed to beneficially own 0 shares of Common Stock held by the Fund.  VRCH, as the sole shareholder of VRCG, also may be deemed to beneficially own 0 shares of Common Stock held by the Fund.  Mr. Deitz, as the principal of VR, VRCP, VRCG and VRCH, also may be deemed to beneficially own 0 shares of Common Stock held by the Fund.

In addition to the shares of Common Stock held by the Fund, the Fund also holds 0 warrants to purchase shares of Common Stock.  Such warrants, which were included as part of units of the Issuer consisting of one share of Common Stock and one-half of one redeemable warrant purchased by the Fund, have an exercise price of $11.50 per share, will become exercisable on the later of 30 days after the completion of the Issuer’s initial business combination and 12 months from the closing of the Issuer’s initial public offering, and will expire five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation.

Item 5                  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [X].

Item 6                 Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

For VR, VRCP, VRCG, VRCH and Mr. Deitz:

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

For the Fund:

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 15, 2021

VR Global Partners, L.P.

By:  VR Advisory Services Ltd, its general partner

By: /s/ Emile du Toit
Name:               Emile du Toit
Title:                   Authorized Person

VR Advisory Services Ltd

By: /s/ Emile du Toit
Name:               Emile du Toit
Title:                   Authorized Person

VR Capital Participation Ltd.

By: /s/ Emile du Toit
Name:               Emile du Toit
Title:                   Authorized Person

VR Capital Group Ltd.

By: /s/ Emile du Toit
Name:               Emile du Toit
Title:                   Authorized Person

VR Capital Holdings Ltd.

By: /s/ Emile du Toit
Name:               Emile du Toit
Title:                   Authorized Person

/s/ Richard Deitz
Richard Deitz

EXHIBIT 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Class A Ordinary Shares, $0.0001 par value per share, of Onyx Acquisition Co. I, a Cayman Islands exempted company, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of November 15, 2021.

VR Global Partners, L.P.

By:  VR Advisory Services Ltd, its general partner

By: /s/ Emile du Toit
Name:               Emile du Toit
Title:                   Authorized Person

VR Advisory Services Ltd

By: /s/ Emile du Toit
Name:               Emile du Toit
Title:                   Authorized Person

VR Capital Participation Ltd.

By: /s/ Emile du Toit
Name:               Emile du Toit
Title:                   Authorized Person

VR Capital Group Ltd.

By: /s/ Emile du Toit
Name:               Emile du Toit
Title:                   Authorized Person

VR Capital Holdings Ltd.

By: /s/ Emile du Toit
Name:               Emile du Toit
Title:                   Authorized Person

/s/ Richard Deitz
Richard Deitz